Exhibit 99.1

Emeren Group Announces Appointment of Grant Thornton LLP (US) as Auditor

Stamford, CT, August 2, 2023 – Emeren Group Ltd ("Emeren" or the "Company") (www.emeren.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced the appointment of Grant Thornton LLP (US) (“Grant Thornton”) as its independent registered public accounting firm, effective August 1, 2023. Grant Thornton succeeds Marcum Asia (“Former Auditor”) and will audit Emeren’s consolidated financial statements for the fiscal year ended December 31, 2023.

The appointment of Grant Thornton was made after a thorough evaluation process and has been approved by the Company's board of directors and its Audit Committee.

The Company's decision to change its auditor was not the result of any disagreement between the Company and Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

About Emeren Group Ltd

Emeren Group Ltd (NYSE: SOL) is a leading global solar project developer, owner, and operator with a pipeline of projects and IPP assets totaling over 3 GW, as well as a storage pipeline of over 6 GWh across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams across multiple countries. For more information, go to www.emeren.com.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For investor and media inquiries, please contact:

Emeren Group Ltd

Adam Krop

IR.USA@emeren.com

IR@emeren.com

Holly Ross

Holly.ross@emeren.com

The Blueshirt Group

Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com